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SEC
Mail Processing
Section

FEB 25 2008

Washington, DC
101

U
SECURITIES AN
Wasi



08026902

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48028

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 ___ AND ENDING December 31, 2007 ___

                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Smith Whiley Securities ~~& Company~~, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

242 Trumbull Street – 8th

                               (No. and Street)

Hartford	CT	06103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gwendolyn Smith Iloani   860-548-2513

                                                     (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

    PRICEWATERHOUSECOOPERS LLP

                    (Name – *if individual, state last, first, middle name*)

100 Pearl Street	Hartford	Connecticut	06103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Gwendolyn Smith Iloani_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__SMITH Whiley SECURITIES, INC._____ , as

of __December 31_____ , 20 07_____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

President and Chief Executive Officer
Title

_____
Notary Public

Notary expries January 31, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Smith Whiley Securities, Inc.

(a wholly owned subsidiary of Smith Whiley & Company)
Financial Statements and
Supplemental Schedule
December 31, 2007 and 2006

Smith Whiley Securities, Inc.
(a wholly owned subsidiary of Smith Whiley & Company)
Index to Financial Statements
December 31, 2007 and 2006



PricewaterhouseCoopers LLP
185 Asylum Street, Suite 2400
Hartford, CT 06103-3404
Telephone (860) 241 7000
Facsimile (860) 241 7590

Report of Independent Auditors

To the Board of Directors and Stockholder of
Smith Whiley Securities, Inc.

In our opinion, the accompanying statements of financial condition and the related statements of operations, of changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of Smith Whiley Securities, Inc. at December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 20, 2008

1

Smith Whiley Securities, Inc.
(a wholly owned subsidiary of Smith Whiley & Company)
Statements of Financial Condition
December 31, 2007 and 2006

	2007	2006
Assets		
Cash	$ 9,296	$ 9,296
Total assets	$ 9,296	$ 9,296
Liabilities		
Total liabilities	$ -	$ -
Stockholder's Equity		
Common stock, par value ($.001 per share); 1,000,000 shares authorized, issued and outstanding in 2007 and 2006	1,000	1,000
Additional paid in capital	37,244	37,244
Accumulated deficit	(28,948)	(28,948)
Total stockholder's equity	9,296	9,296
Total liabilities and stockholder's equity	$ 9,296	$ 9,296

The accompanying notes are an integral part of these financial statements.

Smith Whiley Securities, Inc.
(a wholly owned subsidiary of Smith Whiley & Company)
Statements of Operations
Years Ended December 31, 2007 and 2006

	2007	2006
Revenues		
Total revenues	$ -	$ -
Expenses		
Bank service charges	-	-
Total expenses	-	-
Net loss	$ -	$ -

The accompanying notes are an integral part of these financial statements.

Smith Whiley Securities, Inc.
(a wholly owned subsidiary of Smith Whiley & Company)
Statements of Changes in Stockholder's Equity
Years Ended December 31, 2007 and 2006

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
	Shares	Amount			
Balance, December 31, 2005	1,000,000	$ 1,000	$ 37,244	$ (28,948)	$ 9,296
Net loss	-	-	-	-	-
Balance, December 31, 2006	1,000,000	1,000	37,244	(28,948)	9,296
Net loss	-	-	-	-	-
Balance, December 31, 2007	1,000,000	$ 1,000	$ 37,244	$ (28,948)	$ 9,296

The accompanying notes are an integral part of these financial statements.

Smith Whiley Securities, Inc.
(a wholly owned subsidiary of Smith Whiley & Company)
Statements of Cash Flows
Years Ended December 31, 2007 and 2006

	2007	2006
Cash flows from operating activities		
Net loss	$ -	$ -
Net cash used by operating activities	-	-
Cash flows from investing activities		
Net cash from investing activities	-	-
Cash flows from financing activities		
Net cash from financing activities	-	-
Net decrease in cash and cash equivalents	-	-
Cash and cash equivalents at beginning of year	9,296	9,296
Cash and cash equivalents at end of year	$ 9,296	$ 9,296

Supplemental information
   The Company paid no interest or taxes during 2007 and 2006

The accompanying notes are an integral part of these financial statements.

1. **Summary of Significant Accounting Policies**

    Organization
    Smith Whiley Securities, Inc. (the "Company"), organized and incorporated on November 23, 1994, is registered as a broker/dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA), formerly the National Association of Securities Dealers, Inc. (NASD). The Company is a wholly owned subsidiary of Smith Whiley & Company (the "Parent"). The Company distributes limited partnership interests in Parent sponsored funds, and also earns retainer and other fees by offering investment banking services primarily in the distribution of private placements. The Company was dormant in 2007 and 2006.

    Transactions with Affiliates
    The Parent makes the services of its employees and such other requested services available to the Company. The Parent also makes available all necessary administrative support services, office space and equipment. The Parent does not seek reimbursement of these services from the Company.

    Income Taxes
    The Company is part of a consolidated group for Federal income tax return purposes, and allocation of the consolidated Federal income tax provisions and benefits among the members of the group is made as if the Company filed a separate tax return. In accordance with the FINRA rules, any tax liability of the Company would be accrued based on the results of its own operations.

    The Company has no deferred tax assets or liabilities as of December 31, 2007.

    Use of Estimates
    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

    Cash and Cash Equivalents
    Cash and cash equivalents represent amounts on deposit in a business checking account.

2.   **Net Capital and Reserve Requirements**

As a registered broker/dealer and member of the NASD, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which states that net capital, as defined, shall not be less than $5,000. The Company's net capital at December 31, 2007 equaled $9,296 which is in excess of the required minimum.

The Company does not hold funds or securities for, or owe funds or securities to, customers other than funds or securities promptly forwarded to an unaffiliated bank escrow agent account, if applicable. There has not been any activity of this kind during the year. The Company is thereby exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 by paragraph (k)(2)(i) of that rule as it relates to promptly obtaining and maintaining physical possession or control of customers' securities.

Smith Whiley Securities, Inc.
(a wholly owned subsidiary of Smith Whiley & Company)
Computation of Net Capital and Aggregate Indebtedness, under SEC Rule 15c3-1
Supplemental Schedule - Schedule I
December 31, 2007

Stockholder's equity	$	9,296
Less: Nonallowable assets		-
Add: Unrealized gains on municipal securities		-
Net capital before haircut on security position		9,296
Less: Haircut on other securities		-
Net capital		9,296
Minimum net capital required to be maintained		5,000
Net capital in excess of requirement	$	4,296

The above calculation does not differ from the Company's unaudited FOCUS Report as of December 31, 2007.



PricewaterhouseCoopers LLP
185 Asylum Street, Suite 2400
Hartford, CT 06103-3404
Telephone (860) 241 7000
Facsimile (860) 241 7590

Report of Independent Auditors on Internal Control

To the Board of Directors and Stockholder of
  Smith Whiley Securities, Inc.

In planning and performing our audit of the financial statements of Smith Whiley Securities, Inc. (the "Company") as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 20, 2008



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